SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 21 November 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






SENIOR MANAGEMENT APPOINTMENT

Bank of Ireland announces the appointment of Ronan Murphy as Head of Group Risk Management. This is a new appointment within Bank of Ireland Group and creates a single authority for all risk functions, including Market Risk, Credit Risk, Operational Risk and Regulatory Risk. The position reports to the Group Chief Executive.

Ronan Murphy is currently Managing Director of Bank of Ireland International Finance, the Group's international lending business. He joined Bank of Ireland in 1987 from Citibank and has had extensive risk management experience during 16 years of service with the Group.


21 November 2003

For further information:

David Holden                               Fiona Ross
Head of Group Corporate Communications     Head of Investor relations
353 1 6043833                              353 1 6043501


END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary